EXHIBIT 12.1

COMPUTATION OF RATIOS FOR VORNADO REALTY TRUST
(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2017, 2016, 2015, 2014, and 2013 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2017	2016	2015	2014	2013
Income (loss) from continuing operations before income taxes and
income from partially owned entities	$303,246	$415,291	$560,854	$389,689	$239,583
Fixed charges	407,480	374,178	374,413	407,576	377,160
Income distributions from partially owned entities	81,467	214,617	65,149	91,243	58,434
Capitalized interest and debt expense	(48,231)	(30,343)	(53,425)	(59,241)	(41,201)
Preferred unit distributions	(194)	(194)	(158)	(50)	(1,158)
Earnings - Numerator	$743,768	$973,549	$946,833	$829,217	$632,818

Interest and debt expense	$345,654	$330,240	$309,298	$337,360	$323,505
Capitalized interest and debt expense	48,231	30,343	53,425	59,241	41,201
1/3 of rental expense – interest factor	13,401	13,401	11,532	10,925	11,296
Preferred unit distributions	194	194	158	50	1,158
Fixed charges - Denominator	407,480	374,178	374,413	407,576	377,160
Preferred share dividends	65,399	75,903	80,578	81,464	82,807
Combined fixed charges and preference dividends - Denominator	$472,879	$450,081	$454,991	$489,040	$459,967

Ratio of earnings to fixed charges	$1.83	$2.60	$2.53	$2.03	$1.68

Ratio of earnings to combined fixed charges and preference
dividends	$1.57	$2.16	$2.08	$1.70	$1.38

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest and debt expense and (v) preferred unit distributions of the Operating Partnership. Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest and debt expense, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions of the Operating Partnership. Combined fixed charges and preference dividends equals fixed charges plus preferred share dividends.